QUEST CAPITAL CORP.

Suite 300, 570 Granville Street
Vancouver, British Columbia  V6C 3P1

NOTICE OF MEETING

TO: The Shareholders of Quest Capital Corp.

NOTICE IS HEREBY GIVEN THAT an annual and special general meeting (the "Meeting") of the holders of common shares ("Shares") of Quest Capital Corp. (the "Company") will be held at the Howland Room at The National Club, 303 Bay Street, Toronto, Ontario, M5H 2R1 (Telephone: 416-364-3247), on Monday, April 30, 2007, at the hour of 4:30 pm, Toronto time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditor's report thereon for the financial year ended December 31, 2006;

2.	To determine the number of directors at nine (9);

3.	To elect directors for the ensuing year;

4.	To appoint the auditor for the ensuing year;

5.	To authorize the directors to fix the remuneration to be paid to and terms of engagement of the auditor;

6.
To consider and, if thought fit, to pass a special resolution approving the continuance (the "Continuance") of the Company out of British Columbia and into federal jurisdiction under the Canada Business Corporations Act;

7.
Subject to the completion of the Continuance, to consider and, if thought fit, to pass an ordinary resolution approving By-Law No. 1 as the By-Laws for the Company as a Canada Business Corporations Act corporation, as more fully set forth in the accompanying Information Circular;

8.
To consider and, if thought fit, to pass an ordinary resolution, subject to the approval of the Toronto Stock Exchange, approving an amendment to the Company's Stock Option Plan as more fully set forth in the accompanying Information Circular; and

9.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

AND TAKE NOTICE that dissenting shareholders in respect of the proposed Continuance in paragraph 6 above are entitled to be paid the payout value of their shares in accordance with section 238 of the Business Corporations Act (British Columbia) (the "BCBCA"). Pursuant to the BCBCA, a registered holder of common shares of the Company may until 2:00 p.m. (Vancouver time) on April 28, 2007 give the Company a notice of objection by registered mail addressed to the Company at Suite 300, 570 Granville Street, Vancouver, British Columbia,V6C 3P1 with respect to the Continuance. As a result of giving a notice of objection, a shareholder may, on receiving a notice of implementation of the Continuance, under section 238 of the Act require the Company to purchase all of the common shares held by such shareholder in respect of which the notice of dissent was given. These dissent rights are described in the accompanying Information Circular in respect of the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy and a supplemental mailing return card. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of Shares of record at the close of business on March 26, 2007 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED as of this 27th day of March, 2007.

BY ORDER OF THE BOARD

(signed) Brian E. Bayley

Brian E. Bayley, President and Chief Executive Officer

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your Shares not being eligible to be voted by proxy at the Meeting.